Exhibit 99.38

INFORMATION CIRCULAR

In respect of the

Annual General Meeting of Shareholders

to be held on June 30, 2021

Dated as of May 27, 2021

GLOSSARY

In this Circular, unless otherwise stated, the following capitalized terms have the meanings set out below:

“Board” means the board of directors of Skeena.

“Circular” means this information circular of the Company.

“Dollars” or “$” means Canadian dollars, unless otherwise specified.

“Meeting” means the annual general meeting of holders of Shares that is being held on June 30, 2021 or any adjournment or postponement thereof.

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“Person” means an individual or a company and includes any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Record Date” means May 20, 2021.

“Shareholder” or “Shareholders” means a holder or holders of Shares, as applicable.

“Shares” means common shares in the capital of the Company.

“Skeena” or the “Company” means Skeena Resources Limited.

“Stock Option Plan” means the amended Stock Option Plan of Skeena that was adopted by the Board effective June 30, 2021, replacing the previous stock option plan (the “Prior Stock Option Plan”) which was adopted by the Board on September 15, 2020 and by the Shareholders on October 15, 2020.

“Options” means the stock options of the Company governed by the Stock Option Plan.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

GENERAL PROXY INFORMATION

This Circular, together with the Notice of Meeting and the Proxy (collectively, the “Meeting Materials”) are being furnished in connection with the solicitation of proxies (“Proxies”) and voting instruction forms (“VIFs”) by the management of Skeena for use at the annual general meeting of the Shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies and VIFs may also be solicited personally or by telephone by directors, officers or regular employees of the Company at nominal cost. The cost of solicitation will be borne by the Company.

Skeena is not using the ‘Notice and Access’ procedures available under NI 54-101 in respect of the Meeting.

COMPLETION AND VOTING OF PROXIES AND VIFs

Voting

Voting at the Meeting will be by a show of hands, each registered Shareholder and each person representing a registered or unregistered Shareholder through a Proxy or VIF (a “Proxyholder”) having one vote, unless a poll is required (if the number of Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such Shareholder and Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the enclosed form of Proxy or VIF as Proxyholders are directors or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons named in the Proxy or VIF as Proxyholders to attend and vote on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder must strike out the names of the persons named in the Proxy or VIF as Proxyholders and insert the name of the Shareholder’s nominee in the space provided or, if the Shareholder is a registered Shareholder, complete another form of Proxy.

If the instructions in a Proxy are certain, the Shares represented thereby will be voted or withheld from voting in accordance with such instructions on any poll that may be called for, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted accordingly.

Where no choice has been specified by the Shareholder and the management proxyholders named in the form of Proxy have been appointed, such Shares will be voted in accordance with the recommendations of management as set out on the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

The Proxy or VIF must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing in order to be valid. In the case of a corporation, the Proxy or VIF must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

Shareholders must return their completed Proxies and VIFs, together with the power of attorney or other authority, if any, under which it was signed or a notarial certified copy thereof, in accordance with the instructions thereon. Proxies (but not VIFs, unless the VIF has Computershare’s name and address on the top right corner of the first page) may also be returned to the Company’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. Proxies received after the time set out in the Proxy or VIF for delivery thereof may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion.

Registered Shareholders

Only persons registered as Shareholders in the Company’s central securities register as of the close of business on the Record Date or duly appointed Proxyholders will be recognized to make motions at the Meeting.

Unregistered Shareholders

Shareholders holding their Shares through intermediaries (such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees; each an “Intermediary”, and collectively, “Intermediaries”) will not be recognized nor may they make motions or vote at the Meeting except as described below.

If Shares are listed in an account statement provided to a Shareholder by an Intermediary, those Shares are probably not registered in the Shareholder’s name. Such Shares will probably be registered in the name of the Intermediary or its nominee and can only be voted through a duly completed Proxy given by the Intermediary. Without specific instructions, Intermediaries are prohibited from voting Shares for their clients. Therefore, each unregistered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

NI 54-101 requires Intermediaries to seek voting instructions from those beneficial Shareholders that have refused to allow their address to be provided to the Company (“OBOs”) in advance of Shareholder meetings. Intermediaries may have their own mailing procedures and provide their own form of VIF to clients, which should be carefully followed by unregistered Shareholders to ensure their Shares are voted at the Meeting. The VIF supplied to OBOs by Intermediaries is substantially similar to the Proxy provided by the Company directly to the registered Shareholders, however, it is limited to instructing the Intermediary (as the registered Shareholder) how to vote on behalf of the OBO.

Most Intermediaries in Canada and the United States of America (“USA”) delegate responsibility for obtaining instructions from OBOs to a third party corporation such as Broadridge Investor Services (if the Shareholder is an unregistered (beneficial) Shareholder that has consented to allow its address to be provided to the Company (a “NOBO”), the Company or its transfer agent may do so directly). This third party corporation sends a machine-readable VIFs to OBOs and asks the OBOs to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party corporation (or the Company or its agent, if it has sent the VIF to the NOBO directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

Skeena is taking advantage of certain provisions under NI 54-101 that allow it to send the Meeting Materials to NOBOs directly. In accordance with the requirements of NI 54-101, Skeena has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to OBOs. The Company will pay for Intermediaries to forward the Meeting Materials to OBOs.

These securityholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for: (a) delivering these materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If a NOBO wishes to attend the Meeting and vote in person (or have another person attend and vote on behalf of the NOBO), the NOBO should insert the name of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to Computershare in accordance with the instructions provided on the VIF. If Computershare or the Company receives a written request that the NOBO or its nominee be appointed as Proxyholder, if management is holding a proxy with respect to Shares beneficially owned by such NOBO, the Company must arrange, without expense to the NOBO, to appoint the NOBO or its nominee as Proxyholder in respect of those Shares. Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as Proxyholder by the Company in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. If the Company receives such instructions at least one business day before the deadline for submission of proxies, it is required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as Proxyholder. If a NOBO requests that the NOBO or its nominee be appointed as Proxyholder, the NOBO or its appointed nominee, as applicable, will need to attend the Meeting in person in order for the NOBOs vote to be counted.

If an OBO wishes to attend the Meeting and vote in person (or have another person attend and vote on behalf of the OBO), the OBO should insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the VIF and return it to the OBO’s intermediary or send the intermediary another written request that the OBO or its nominee be appointed as Proxyholder. The Intermediary is required under NI 54-101 to arrange, without expense to the OBO, the appointment of the OBO or its nominee as Proxyholder in respect of the OBO’s Shares. Under NI 54-101, unless corporate law does not allow it, if the Intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered Shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as Proxyholder. If an OBO requests that the Intermediary appoint the OBO or its nominee as Proxyholder, the OBO or its appointed nominee, as applicable, will need to attend the Meeting in person in order for the OBO’s vote to be counted.

If an unregistered Shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of Shares must be communicated, to the third party corporation (or the Company or its transfer agent) in advance of the deadline for the submissions of proxies to ensure that the Shares are voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

REVOCATION OF PROXIES AND VIFs

Shareholders have the power to revoke Proxies and VIFs previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy or VIF, as applicable, bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and, for a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. Such instrument must be delivered to Computershare as set out under the heading ‘Completion and Voting of Proxies and VIFs – Appointment of Proxyholders’ above, to the Company as set out under the heading ‘Additional Information’ below or to the Company’s registered office (at Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3 or by fax to (+1) 604-558-7695 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, none of the directors or executive officers of the Company, any person who has held such a position during the financial years ended December 31, 2020 or December 31, 2019, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Shares are the only class of shares of the Company entitled to be voted at the Meeting. All issued Shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only Shareholders of record as at the close of business on May 20, 2021 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof.

The Company is currently considering consolidating its share capital (the “Consolidation”). As at the date of this circular, the Consolidation has not been effected. As a result, the Share figures set out herein are pre-Consolidation Shares. There were 243,189,535 Shares issued and outstanding as of the Record Date.

To the knowledge of the directors and senior officers of the Company, as at the Record Date, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities as at Record Date	Percentage of Issued Voting Securities
Deutsche Balaton Aktiengesellschaft (“DB”)(1)	38,500,245	15.83%
Barrick Gold Corporation	24,075,000	9.90%

Note:

(1)	DB, together with DELPHI Unternehmensberatung AG (“DU”), Sparta AG (“SP”), AEE Gold AG (“AE”) and 2invest AG (“2i”) whose principal businesses are to invest their own funds (are together hereinafter referred to as “Joint Actors”). DB owns a majority interest in SP. DU indirectly owns a majority interest in DB. Wilhelm Konrad Thomas Zours, an individual and the sole member of the board of management of DU, owns a majority interest in DU. The Company believes that DB and the Joint Actors directly or indirectly, have control and direction over the number and percentage of Shares indicated above.

ADVANCE NOTICE POLICY

The Company does not have an Advance Notice Policy in place.

Financial Statements

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2020 and December 31, 2019 together with the reports of the auditors thereon, as well as the interim financial statements of the Company for the three-month period ended March 31, 2021 are being presented at the Meeting.

These documents were previously sent to shareholders in accordance with applicable corporate and securities laws and are also available on Skeena’s SEDAR profile at www.sedar.com.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Grant Thornton LLP, of Suite 1600, 333 Seymour Street, Vancouver, B.C. V6B 0A4, as auditor of the Company to hold office until the close of the next Annual General Meeting of Shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Grant Thornton LLP was first appointed as the Company’s auditor on December 10, 2019.

Election of Directors

The number of directors for the Company is set by ordinary resolution of the Shareholders. Management of the Company is seeking Shareholder approval of an ordinary resolution to set the number of directors of the Company at five (5) for the ensuing year.

The persons below are management’s nominees to the Board, each of whom was elected by the Shareholders at the last annual general and special meeting of Shareholders. Each director will hold office until the next annual general meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or the director becomes disqualified to act as a director.

The following information concerning the directors has been furnished by each of them.

Name, Province or State and Country of Residence and Present Position in Company	Present Principal Occupation (1)	Director Since (2)	Number of Shares (3)
COLES, Walter Jr. New York, United States of America Director, President and CEO

President and CEO (since December 18, 2013) of the Company (principal business of Mr. Coles).

Executive Vice-President (since September 27, 2012) of Virginia Energy Resources Inc. (publicly traded (TSX-V: VUI) uranium exploration and development company).

Director of Gold Bull Resources Corp. since September 21, 2020.

		Dec. 18, 2013	550,916 <1%
PARRY, Craig (4) British Columbia, Canada Director

President and CEO of IsoEnergy Ltd. until February 16, 2021 (principal business of Mr. Parry). Now a director of IsoEnergy Ltd, but not standing for re-election at the shareholder meeting scheduled for June 8, 2021.

Senior Advisor and Co-Founder of EMR Capital (2012-2016).

Founding and former director of NexGen Energy Ltd., now senior advisor.

Chairman of Vizsla Silver Corp. (since December 18, 2018) and Gold Bull Resources Corp. (since June 29, 2020).

Chairman of Outback Goldfield Ltd. (since January 2019).

Director of Surge Copper Corp. (since September 29, 2020).

		Dec. 15, 2016	632,500 <1%
PUTNAM, III, Borden Roger (4) California, United States of America Director

Managing Director and Principal Analyst at Mione Capital, an independent mining industry consultancy providing technical due diligence evaluations in support of project finance (2009 to present) (principal business of Mr. Putnam).

Non-executive independent Director, Heron Resources, Australia (Nov. 2014 – July 2020).

Director, Pacific Ridge Exploration Ltd. (since February 5, 2021).

		Jan. 29, 2018	728,374 <1%
(GILL) Kaur Hayre, Sukhjit (Suki)(4) British Columbia, Canada Director	Partner at Smythe LLP since 2012 (principal business of Ms. Gill). Director, BC Provincial Health Services Authority and Director, BC Emergency Health Services since March 2016.	Jan. 10, 2020	258,332 <1%
BEARD, Greg New York, United States of America Director

Chairman and CEO of Beard Energy Transition Acquisition Corp. since February 2021 (principal business of Mr. Beard).

Mr. Beard has over 25 years of investment management experience. He was the Global Head of Natural Resources, a Senior Partner and member of the Management Committee, and Senior Advisor at Apollo Global Management from 2010 to 2020.

Founder and managing member of Q Power together with its subsidiary, Stronghold Digital Mining.

Director of Scrubgrass Generating, Double Eagle III, Andros Partners and Parallaxes Capital and the Conservation Fund, a non-profit corporation.

		July 27, 2020	287,567 <1%

(1)	Includes occupations for preceding five years.
(2)	None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party (other than the directors and executive officers of the Company acting as in that capacity).
(3)	The approximate number of Shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction that is expected to be exercised by each director as of the date of this Circular, on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially is expected to own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	Member of the Audit Committee.

Corporate Cease Trade Orders

None of the directors or executive officers of Skeena is or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Bankruptcies

Other than as set forth below, none of the directors, executive officers or shareholders holding a sufficient number of Shares to affect materially the control of Skeena is or has, within the 10 years prior to the date of this Circular, been a director or executive officer of any corporation that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, none of the directors, executive officers or shareholders holding a sufficient number of Shares to affect materially the control of Skeena has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or securityholder.

Mr. Beard is a director of EP Energy Corp. which is an oil and gas company that is publicly traded on the OTC markets, incorporated in Delaware and active in Texas and Utah. In October of 2019, EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Penalties or Sanctions

None of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Conflicts of Interest

There does not exist any conflicts of interest or potential material conflicts of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, as well as the Company’s Code of Business Conduct & Ethics. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if the number of Shares withheld from voting exceeds the number of Shares voted in favor of the nominee, the nominee will be considered not to have received the support of the Shareholders, even though he or she may have been duly elected as a matter of corporate law.

A person elected as a director who is considered under the foregoing threshold not to have the confidence of Shareholders must immediately submit to the Board his or her resignation for consideration by the Board. Any director who tenders his or her resignation pursuant to the Majority Voting Policy may not participate in or attend any meeting of the Board to consider whether his or her resignation should be accepted, unless his or her attendance is required to obtain quorum. If the director attends a meeting solely in order to permit the Board to attain quorum, he or she must attend in silence, may not contribute to any discussion and must abstain from all votes of the Board.

The resignation will be considered by the Board as soon as possible, but in any case, within 30 days after the Shareholder meeting at which the election of directors occurred. The Board will accept the resignation, absent exceptional circumstances. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). The resignation will be effective when accepted by the Board.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may: (a) proceed to fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders; (b) determine not to fill the vacancy; or (c) call a special meeting of Shareholders at which time there will be presented one or more management nominees to fill the vacant position.

The Majority Voting Policy does not apply in respect of any contested shareholders’ meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON AT THE MEETING

The Board is notifying Shareholders of modifications to the Company’s Prior Stock Option Plan in order to implement recommendations to strengthen corporate governance and other administrative improvements. The modifications are of an administrative nature, and further limit the ability of directors to grant options, particularly to non-executive directors. The Company’s Stock Option Plan will replace the Prior Stock Option Plan immediately following the Meeting on June 30, 2021. The Prior Stock Option Plan formed Schedule B of the Information Circular in respect of the Annual and Special General Meeting of Shareholders on October 15, 2020, as filed on the Company's SEDAR profile on September 18, 2020. The full text of the Stock Option Plan, as amended, will be filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com.

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

EXECUTIVE COMPENSATION

In the following information, a “Named Executive Officer” or “NEO” means each of the CEO and CFO of the Company (or any person carrying out the functions of a CEO or CFO) and the three highest paid executive officers, if any, of the Company and any subsidiary serving at the end of the financial year ended December 31, 2020 whose total individual compensation (excluding the value of any pension) was more than $150,000 in the last financial year (including any CEO, CFO and executive officer that held such position for only a part of the last financial year).

Compensation Discussion and Analysis

Philosophy

The philosophy used by the Compensation Committee in determining the compensation of the Named Executive Officers is that the compensation should:

•	assist the Company in attracting and retaining key individuals as NEOs;

•	align the interests of NEOs with those of the Shareholders;

•	reflect each NEO’s performance, expertise, responsibilities and length of service to the Company;

•	reflect the Company’s past performance and current state of development; and

•	be commensurate with the Company’s financial ability to remunerate its NEOs.

Compensation Components

The Compensation Committee engaged an external compensation consultant to perform a benchmarking comparison with a group of peer companies, and provide recommendations and guidance to the Compensation Committee in setting appropriate levels of remuneration and in creating an appropriate compensation structure for selected senior employees within the company. Additionally, in assessing compensation levels, the Compensation Committee relies on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The compensation of the Named Executive Officers is comprised of four components: (a) base salary; (b) incentive bonus (short term); (c) stock options (medium term); and (d) incentive shares (long term). Each of these compensation components is described below.

Base Salary:

Base salary remuneration levels for NEOs are determined by reference to benchmarking performed by independent compensation consultants and grounded in market-based data. The base salary for each Named Executive Officer is based on assessment of factors such as:

•	current competitive market and economic conditions;

•	compensation levels within the peer group;

•	Company performance as compared with the peer group; and

•	particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

Using market-based data from the external benchmarking comparison, budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an assessment of the compensation of all NEOs. The Compensation Committee then sets the base salaries of the CEO, CFO and other NEOs.

Incentive Bonus:

Incentive bonus criteria are established at the start of the calendar year and include specific targets and corporate goals. Successful achievement of an incentive bonus target will trigger a partial incentive bonus payout using a balanced scorecard approach. The Compensation Committee assesses NEO performance against the incentive bonus criteria annually and, if criteria are met, approves the payment of incentive bonuses. In the last financial year, the principal objectives included:

•	discoveries of significant mineralization on one or more of the Company’s properties;

•	maintaining compliance with the regulatory and disclosure framework;

•	increasing investors’ interest in the Company;

•	increasing the Company’s market capitalization, share price and working capital; and

•	maximizing Shareholder value from the development and sale, option, joint venture or other disposition of mineral properties.

Balanced scorecard criteria for the determination of the NEOs’ 2020 incentive bonus amounts fell into the following categories:

2020 Balanced Scorecard Incentive Bonus Criteria-Weighting
Position	Discoveries	Regulatory Compliance	Investor Interest	Shareholder Return	Shareholder Value	Maintaining Budgets	Safety
Chief Executive Officer	10%	-	15%	50%	20%	-	5%
Chief Operating Officer	-	-	-	50%	40%	10%	-
Chief Financial Officer	-	30%	-	50%	-	20%	-
VP, Exploration	20%	-	-	50%	10%	10%	10%
VP, Sustainability	-	20%	-	50%	25%	5%	-

In 2020, a portion of the cash that was due to be paid under the incentive bonus plan as a result of achieving certain corporate targets was instead awarded as incentive shares vesting over two years. The incentive shares provide retention benefits and added alignment with shareholders over the vesting period. These benefits may also extend over a longer period if the shares are held by NEOs post-vesting.

In 2021, when the Company updated the Incentive Bonus Criteria to incorporate targets for 2021, the categories and weightings were also redesigned in order to better align with the Company’s recently formalised Mission, Vision and Values.

2021 Balanced Scorecard Incentive Bonus Criteria-Weighting
Position	Resource Growth	Regulatory Compliance	Investor Interest	Shareholder Return	Project Milestones	Maintaining Budgets	Safety
Chief Executive Officer	10%	-	15%	50%	15%	-	10%
Chief Operating Officer	-	-	-	5%	45%	40%	10%
Chief Financial Officer	-	15%	15%	15%	20%	25%	10%
VP, Exploration	55%	-	-	10%	-	25%	10%
VP, Sustainability	-	10%	-	10%	70%	5%	15%

Stock Options:

The Stock Option Plan is designed to encourage Share ownership and creative value-creation for shareholders in those receiving Options. The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Shares.

The Stock Option Plan has been prepared by the Company in accordance with the policies of the TSX. The full text of the Stock Option Plan, as amended, will be filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com and is described in additional detail within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.”

The Stock Option Plan is in the form of a rolling plan, which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares at any time, less any Shares currently reserved pursuant to grants under any other equity incentive plan of the Company, including the Company’s RSU Plan. The Stock Option Plan is administered at the Board level. Subject to the provisions of the Stock Option Plan, the Board in its sole discretion will determine all Options to be granted pursuant to the Stock Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. The Board complies with all TSX and other applicable regulatory requirements in granting Options and otherwise administering the Stock Option Plan. The Company does not permit any loans to plan participants for the purpose of exercising or settling equity awards, and Options are not assignable.

Historically, as is common for early stage exploration companies, Options were granted to NEOs from time to time, as the Compensation Committee believed was appropriate in the circumstances and in such amounts as were determined by the Compensation Committee and approved by the Board. In determining the distribution of Option grants, the Compensation Committee took into account the Options previously granted by the Company. In addition, the Committee would consider each individual’s performance and the Committee’s assessment of each individual’s contribution to increasing Shareholder value. Looking ahead to future Option grants, the Compensation Committee is developing target ratios among the four components of compensation for each NEO. These ratios will assist the Compensation Committee in objectively determining the appropriate value of equity compensation for members of senior management.

In addition to determining the number of Shares to be granted pursuant to the methodology outlined above, the Compensation Committee also recommends to the Board, subject to and in accordance with the provision of the Stock Option Plan, the following terms of the Options:

•	the exercise price – no Options may be granted with an exercise price of less than the market price; however, the Board typically sets exercise prices at or slightly above the market price;

•	the vesting – the Board intends to have future Options vest over three years on the following schedule: 1/3 after 1 year, 1/3 after 2 years, and 1/3 after 3 years;

•	the Option term – maximum term is 10 years from the grant date, however all options currently outstanding were issued with a term of 5 years. Notably, an Option’s term is automatically extended if an Option expires during a blackout period; and

•	any other material terms and conditions.

Unless otherwise determined by the Board, Options will expire upon the earliest of:

•	90 days following the resignation or termination of contract with a participant for vested Options;

•	the date of resignation or termination of contract with a participant for unvested Options;

•	twelve months after the death or disability of a participant, for Options that have vested on date of death or disability (unvested Options are forfeited); and

•	the end of the Option term.

Incentive Shares:

The RSU Plan has been designed to provide a long-term means of compensating NEOs. Vesting of the awards made under the RSU Plan puts a portion of executive pay at risk, ensuring executive compensation that is awarded at one point in time continues to align with Company performance and the creation of shareholder value into the future. Incentive Shares are not assignable.

192,308 Incentive Shares were awarded under the RSU Plan in 2020. These RSUs were awarded instead of an equal amount of incentive compensation that would have otherwise been paid in cash. These shares vest two years from the date of award, on January 17, 2022 provided that the recipient remains employed by the Company at that time.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by the NEO or director.

Both the Board and the Compensation Committee have considered the implications of the risks associated with the Company’s compensation policies and practices. This risk-based view is taken in order to minimize the chance of creating or encouraging risks that may have a material adverse effect on the Company. Under the current remuneration structure, a significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with Company performance and the creation of shareholder value.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the TSX S&P/TSX Composite Total Return Index Value for the period commencing December 31, 2015 and ending December 31, 2020.

Contracts with Named Executive Officers

The Company’s employment and consulting contracts with its Named Executive Officers are written agreements. These agreements provide for the remuneration of such officers as summarized in the Summary Compensation Table below. The agreements may be terminated at the election of such officers on reasonable notice.

In addition to the remuneration payable under the contracts, incentive compensation, bonuses, RSUs and Options may be paid or granted to such officers at the discretion of the Compensation Committee.

Pension Plans for Named Executive Officers

The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans.

Other Remuneration of Named Executive Officers

During the financial years ended December 31, 2020 and December 31, 2019 there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement to its directors and Named Executive Officers, apart from a health benefits plan.

Termination and Change of Control Benefits

The Company has no plan or arrangement whereby any NEOs may be compensated in the event of their resignation, retirement or other termination of employment that is initiated by the NEO. In the event of termination without cause, constructive dismissal, reduction of compensation, title, or role, a change of control of the Company, a change of control of a material asset of the Company, or a change in the NEO’s responsibilities, the Company may be obligated to incur severance payments as shown below. In the event of a change in control or take over bid, any and all Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the Case of equity issued through the RSU Plan, all RSUs at the time of termination following a Change in Control or Take Over Bid shall become vested restricted share units and each participant shall be entitled to payouts in accordance with the RSU Plan. Any RSUs subject to performance criteria will vest on a pro rated basis, depending on the number of pro rata performance criteria achieved by this date.

Walter Coles Jr, CEO

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Walter Coles Jr. shall be paid severance of:

•	a lump-sum payment calculated as three months of his then current salary, plus one quarter of his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of three months; and
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Should Walter Coles Jr. cease to be employed by the Company within 12 months following a change of control, he may be paid severance of:

•	a lump-sum payment calculated as two years of his then current salary, plus two times his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of two years; and
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Andrew MacRitchie, CFO

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Andrew MacRitchie shall be paid severance of:

•	a lump-sum payment calculated as six months of his then current salary, plus one half of his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of six months; and
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Should Andrew MacRitchie cease to be employed by the Company within 12 months following a change of control, he may be paid severance of:

•	a lump-sum payment calculated as two years of his then current salary, plus two times his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of two years; and
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Shane Williams, COO

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Shane Williams shall be paid severance of:

•	a lump-sum payment calculated as six months of his then current salary, plus one half of his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of six months; and,
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Should Shane Williams cease to be employed by the Company within 12 months following a change of control, he may be paid severance of:

•	a lump-sum payment calculated as two years of his then current salary, plus two times his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of two years; and
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Paul Geddes, VP Exploration & Resource Development

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Paul Geddes shall be paid severance of:

•	a lump-sum payment calculated as one year of his then current salary, plus one half of his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of six months; and
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Should Paul Geddes cease to be employed by the Company within 12 months following a change of control, he may be paid severance of:

•	a lump-sum payment calculated as two years of his then current salary, plus two times his highest annual bonus amount in the three preceding years;
•	continuation of the current benefits provided to him by the Company for a period of two years; and
•	the highest bonus amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Justin Himmelright, VP Sustainability

On termination without cause, constructive dismissal, reduction of compensation, title, or role, Justin Himmelright shall be paid severance of:

•	two and half months of his salary.

Summary Compensation Table – Named Executive Officers

The following table discloses for each of the Company’s three most recently completed financial years, the compensation paid or payable, directly or indirectly, to each individual who was an NEO in the most recently completed financial year ended December 31, 2020.

			Share	Option	Non-equity incentive plan compensation ($)
Name and principal position (5)	Year	Salary ($)	Based Awards ($)	Based Awards ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
COLES,	2020	$332,500	$100,00	$1,054,89	$545,000	Nil	Nil	Nil	$2,032,396
Walter Jr.	2019	$280,000	Nil	$619,755	$100,000	Nil	Nil	Nil	$999,755
CEO, President and Director	2018	$280,000	Nil	$302,009	$168,000	Nil	Nil	Nil	$750,009
MACRITCHIE,	2020	$220,000	$35,000	$413,329	$96,000	Nil	Nil	Nil	$764,329
Andrew	2019	$160,000	Nil	$175,313	$59,000	Nil	Nil	Nil	$394,313
CFO	2018	$160,000	Nil	$65,654	$40,000	Nil	Nil	Nil	$265,654
WILLIAMS,	2020	$263,844	Nil	$412,791	$113,750	Nil	Nil	Nil	$790,385
Shane	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
COO(1)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
GEDDES,	2020	$285,000	$25,000	$315,350	$101,500	Nil	Nil	Nil	$726,850
Paul	2019	$225,000	Nil	$220,293	$35,000	Nil	Nil	Nil	$480,293
VP Exploration & Resource Development(2)	2018	$225,000	Nil	$291,797	$80,000	Nil	Nil	Nil	$596,797
HIMMEL-RIGHT, Justin	2020	$193,750	$20,000	$320,259	$70,000	Nil	Nil	Nil	$604,009
VP	2019	$175,000	Nil	$144,044	$48,750	Nil	Nil	Nil	$367,794
Sustainability	2018	$175,000	Nil	$26,262	$15,000	Nil	Nil	Nil	$216,262

(1)	Mr. Williams was appointed COO of the Company on June 1, 2020.
(2)	Mr. Geddes was appointed Vice-President of Exploration on February 20, 2018.

Incentive Plan Awards

The Stock Option Plan permits the granting of Options to eligible participants to purchase up to a maximum of such number of Shares as is equal to 10% of the then issued and outstanding Shares less any amounts granted under any other equity incentive plan including the Company’s RSU Plan. For further particulars of the Company Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”.

Outstanding Share-based awards and Option-based Awards at December 31, 2020

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Walter Coles Jr.	1,200,000	$2.52	Nov 27’25	$1,104,000	96,154	$330,770	Nil
CEO, President and Director	875,000	$1.12	May 8’25	$2,030,000
	750,000	$1.04	Jan 17’25	$1,800,000
	1,152,000	$0.45	Aug 7'24	$3,444,480
	834,000	$0.41	Apr 15'24	$2,527,020
	414,000	$0.77	Jan 15’23	$1,105,000
	177,500	$1.00	Jan 31’22	$433,100
	250,000	$1.50	Jul 25’21	$485,000
	500,000	$1.00	Jun 23’21	$1,220,000
Andrew MacRitchie	500,000	$2.52	Nov 27’25	$460,000	33,654	$115,770	Nil
CFO(1)	323,334	$1.12	May 8’25	$750,135
	275,000	$1.04	Jan 17’25	$660,000
	352,520	$0.45	Aug 7'24	$1,054,035
	210,000	$0.41	Apr 15'24	$636,300
	90,000	$0.77	Jan 15’23	$240,300
	50,000	$1.00	Jan 31’22	$122,000
	70,000	$1.50	Jul 25’21	$135,800
	80,000	$1.00	Jun 23’21	$195,200

WILLIAMS,	600,000	$2.52	Nov 27 ‘25	$552,000	Nil	Nil	Nil
Shane COO(2)	500,000	$1.12	May 8’25	$1,160,000
GEDDES, Paul	350,000	$2.52	Nov 27’25	$322,000	24,038	$82,691	Nil
VP Exploration & Resource Development	300,000	$1.12	May 8’25	$696,000
	200,000	$1.04	Jan 17’25	$480,000
	303,000	$0.45	Aug 7'24	$905,970
	400,000	$0.77	Jan 15’23	$1,068,000
HIMMELRIGHT, Justin	400,000	$2.52	Nov 27’25	$368,000	19,231	$66,155	Nil
VP Sustainability	250,000	$1.12	May 8’25	$580,000
	200,000	$1.04	Jan 17’25	$480,000
	210,000	$0.45	Aug 7'24	$627,900
	60,000	$0.41	Apr 15'24	$181,800
	36,000	$0.77	Jan 15’23	$96,120

Notes:

(1)	Mr. MacRitchie exercised 652,520 Options subsequent to December 31, 2020.
(2)	Mr. Williams exercised 166,666 Options subsequent to December 31, 2020.
(3)	The closing price of Skeena shares on December 31, 2020 was $3.44.

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2020

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)
Walter Coles Jr.	Nil	Nil
Andrew MacRitchie	Nil	Nil
Shane Williams	Nil	Nil
Paul Geddes	Nil	Nil
Justin Himmelright	Nil	Nil

All option-based awards that vested in 2020 were out of the money. No share-based awards vested in 2020.

Director Compensation

The Company seeks to attract and retain directors with a broad range of skills and knowledge to help carry out the Board’s Mandate. The Company provides a compensation package aligned with the market-based data and practices of its peer group. The Company notes that the Board is beginning to formalize an annual assessment of Board effectiveness to ensure that the Company continues to attract and retain directors with the appropriate mix of skills and strategic expertise to successfully carry out the Board’s mandate. Notably all directors nominated for re-election had a 100% attendance rate for all meetings of the Board, and for any subcommittees thereof.

The following table sets out all amounts of compensation provided to the directors for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(5)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
PARRY, Craig. Director	$45,000	Nil	$257,275	Nil	Nil	Nil	$302,275
SIEMENS, Donald R. Former Director(1)	$1,458	Nil	Nil	Nil	Nil	Nil	$1,458
PUTNAM, Borden R.,III Director	$35,000	Nil	$194,184	Nil	Nil	Nil	$229,184
BURSTEIN, Isac Director(2)	Nil	Nil	$110,205	Nil	Nil	Nil	$110,205
GILL, Suki Director(3)	$33,930	Nil	$212,152	Nil	Nil	Nil	$246,083
BEARD, Greg Director(4)	$11,905	Nil	$297,496	Nil	Nil	Nil	$309,401

Notes:

(1)	Mr. Siemens did not stand for re-election at the Annual General Meeting held on January 10, 2020.

(2)	Mr. Burstein did not stand for re-election at the Annual General Meeting held on October 15, 2020.

(3)	Ms. Gill was elected to the Board on January 10, 2020.

(4)	Mr. Beard was appointed to the Board on July 27, 2020.

(5)	Option-based awards were valued using the Black-Scholes option pricing model.

Director Incentive Plan Awards

The Stock Option Plan permits the granting of Options to eligible participants to purchase up to a maximum of such number of Shares as is equal to 10% of the then issued and outstanding Shares. For further particulars of the Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”.

Directors’ Outstanding Share-based awards and Option- based Awards at December 31, 2020

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
PARRY,	250,000	$2.52	Nov 27’25	$230,000	Nil	Nil	Nil
Craig	250,000	$1.12	May 8’25	$580,000
Director(1)	200,000	$1.04	Jan 17’25	$480,000
	378,000	$0.45	Aug 7’24	$1,130,220
	297,000	$0.41	Apr 15’24	$899,910
	180,000	$0.77	Jan 15’23	$480,600
	155,000	$1.00	Jan 31’22	$378,200
SIEMENS,	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Donald
Former Director
PUTNAM,	200,000	$2.52	Nov 27’25	$184,000	Nil	Nil	Nil
Borden R., III	175,000	$1.12	May 8’25	$406,000
Director(2)	100,000	$1.04	Jan 17’25	$240,000
BURSTEIN,	175,000	$1.12	May 8’25	$406,000	Nil	Nil	Nil
Isac	150,000	$1.04	Jan 17’25	$360,000
Director	168,000	$0.45	Aug 7’24	$502,320
	281,000	$0.41	Apr 15’24	$851,430
GILL,	200,000	$2.52	Nov 27’25	$184,000	Nil	Nil	Nil
Suki	175,000	$1.12	May 8’25	$406,000
Director(3)	200,000	$1.04	Jan 17’25	$480,000
BEARD,	200,000	$2.52	Nov 27’25	$184,000	Nil	Nil	Nil
Greg	300,000	$2.93	July 27’25	$153,000
Director(4)

Notes:

(1)	Subsequent to December 31, 2020, Mr. Parry exercised 570,000 Options.

(2)	Subsequent to December 31, 2020, Mr. Putnam III exercised 174,666 Options.

(3)	Subsequent to December 31, 2020, Ms. Gill exercised 258,332 Options.

(4)	Subsequent to December 31, 2020, Mr. Beard exercised 166,667 Options.

Director Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards– Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
PARRY, Craig Director	Nil	Nil	Nil
SIEMENS, Donald Former Director	Nil	Nil	Nil
PUTNAM, Borden R., III Director	Nil	Nil	Nil
BURSTEIN, Isac Director	Nil	Nil	Nil
GILL, Suki Director	Nil	Nil	Nil
BEARD, Greg Director	Nil	Nil	Nil

All option-based awards that vested in 2020 were out of the money. No share-based awards vested in 2020.

Securities Authorized for Issuance under Equity Compensation Plans

Stock Option Plan

The Board has approved amendments to the Prior Stock Option plan which will take effect immediately following the Meeting. These modifications are largely administrative in nature and will serve primarily to limit the grant of new Options to any non-executive director to an aggregate value of C$100,000 per year.

The Stock Option Plan, a rolling plan, was established in accordance with the policies of the TSX. The purpose of the Option Plan is to attract and motivate the plan participants: directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively, “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of Options granted to them under the Stock Option Plan. The Prior Stock Option Plan was last amended and adopted at the Company’s Annual General and Special Meeting held on October 15, 2020 in order to enhance alignment with the policies of the TSX. The full text of the Stock Option Plan, as amended, will be filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com, and will also be available at the Meeting.

Pursuant to the Stock Option Plan, the Board may grant Options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of Shares subject to each Option is determined by the Compensation Committee within the guidelines established by the Stock Option Plan. The Options enable such persons to purchase Shares at a price fixed pursuant to such guidelines. The Options are exercisable by the Optionee giving the Company notice and payment of both the exercise price for the number of Shares to be acquired and the required tax remittances if any.

The Stock Option Plan authorizes Options to be granted to the Optionees on the following terms:

1.	The number of Shares available for issuance pursuant to outstanding stock options or any other equity incentive plan, including the Company’s RSU Plan, cannot exceed an aggregate of 10% of the issued Shares.

2.	Approval by disinterested Shareholders must be obtained (such approval has not been, nor is it intended to be, sought) if stock options granted under the Amended Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans, incentive share plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, could result in the grant to insiders of stock options, incentive shares or other awards granted pursuant to an equity incentive plan, to purchase that number of Shares exceeding 10% of the outstanding Shares.

3.	The exercise price of the Options cannot be set at less than the market price of the Shares on the day before the granting of the Options.

4.	The Options may be exercisable for up to ten years.

5.	The Options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

(a)            the original expiry date;

(b)            90 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant for any reason other than death; or

(c)            if the Optionee dies, within one year from the Optionee’s death.

6.	The Options are not assignable except to a wholly-owned holding corporation or to a beneficiary upon the death of the Optionee.

7.	No financial assistance is available to Optionees under the Stock Option Plan.

8.	Any amendments to the Stock Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Stock Option Plan, of the Shareholders, possibly with only ‘disinterested Shareholders’ being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of Options (including the cancellation and re-issuance of Options so as to effectively reduce the exercise price) of Options held by insiders. The amendment to an outstanding Option will also require the consent of the Optionee.

No Options have been granted under the Stock Option Plan which are subject to Shareholder approval.

The Compensation Committee and Board process for determining the distribution of Options is described in the section above titled “Compensation Discussion and Analysis.”

RSU Plan

The purpose of the RSU Plan is to provide a long-term incentive program to help attract, motivate and retain the plan participants: the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively, “Participants”). The RSU Plan will also advance the Company’s interests by providing recipients an opportunity to acquire an equity interest in the Company through the granting of restricted share awards under the RSU Plan, aligning interests of recipients with Shareholders over the medium and longer term. The full text of the RSU Plan will be filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com, and will also be available at the Meeting.

The RSU Plan authorizes restricted share units (“RSU”) to be granted to Participants on the following terms:

1.	The number of Shares available for issuance pursuant to RSUs granted under the RSU Plan cannot exceed an aggregate of 5% of the issued Shares.

2.	The number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

3.	The aggregate equity award value, based on grant date fair value, of any grants under any share compensation arrangements of the Company, that may be made to a Participant who is a non-executive director shall not exceed $150,000 for each calendar year.

4.	When a cash dividend is paid on Shares, a Participant with valid RSUs will be credited with an additional number of RSUs calculated as the cash that would have been paid on the shares underlying the RSUs divided by the volume-weighted average price of the Shares traded on the TSX for the five trading days immediately preceding the date on which the dividend is paid.

5.	The RSUs shall expire on the date specified in a specific share grant agreement, or if later or no such date is specified, December 31 of the third calendar year following the end of the applicable “Service Year”, being the year in which the Participant performed the services to which the grant of RSUs relates.

6.	Subject to the RSU Plan and any express resolution passed by the Board, on a Participant's termination date, any RSUs granted to such Participant which have not vested prior to the Participant's termination date shall terminate and become null and void as of such date.

7.	No financial assistance is available to the Participants under the RSU.

8.	The RSUs are not assignable except to a dependent or relation of the Participant as a beneficiary in the event of the death of the Participant.

9.	Any amendments to the RSU Plan or outstanding RSUs are subject to the approval of the TSX and, if required by either the TSX or the RSU Plan, are also subject to the approval of the Shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of the financial quarter ended March 31, 2021 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding compensation options, warrants and rights (a)	Weighted-average exercise price of outstanding compensation options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	19,890,492 or 8.99% of the issued and outstanding Shares	$1.29	2,046,319 or 0.92% of the issued and outstanding Shares*
Equity compensation plans not approved by securityholders (RSU Plan)	192,308 or 0.09% of the issued and outstanding Shares	$0.00	2,046,319 or 0.92% of the issued and outstanding Shares*
Total as at March 31, 2021	20,082,800 or 9.08% of the issued and outstanding Shares	$1.28	2,046,319 or 0.92% of the issued and outstanding Shares*

* - less amounts granted under other plans

At March 31, 2021, the maximum total number of securities issuable under both the Stock Option Plan and the RSU plan was 22,129,119 (December 31, 2020 – 21,674,181). At December 31, 2020, the securities to be issued upon the exercise of all outstanding grants under both the Stock Option Plan and the RSU plan was 21,292,196, leaving 381,985 securities remaining available for future issuances under equity compensation plans.

The annual burn rate of the Stock Option Plan is defined as the number of Options granted during a fiscal year, divided by the weighted average number of Shares outstanding for the applicable fiscal year.

Stock Option Plan burn rate	2018	2019	2020
Annual burn rate	2.54%	7.43%	7.64%
Options granted in the year	2,250,000	8,015,000	12,910,000
Weighted average Shares outstanding	88,663,409	107,927,388	169,007,586

The annual burn rate of the RSU Plan is defined as the number of RSUs granted during a fiscal year, divided by the weighted average number of Shares outstanding for the applicable fiscal year.

RSU Plan burn rate	2018	2019	2020
Annual burn rate	0.0%	0.0%	0.11%
RSUs granted in the year	Nil	Nil	192,308
Weighted average Shares outstanding	88,663,409	107,927,388	169,007,586

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or employees of the Company or any subsidiary are indebted to the Company or any subsidiary as at the date hereof, nor were any of them indebted to the Company or any subsidiary during the financial year ended December 31, 2020.

None of the current or former directors and executive officers of the Company, proposed nominees for election as directors of the Company or associates of any such persons are, as at the date hereof or at any time during the financial year ended December 31, 2020 have been, indebted to the Company, any subsidiary or to any third party to which the Company or any subsidiary have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with a securities purchase or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Company is not aware of any material transaction involving any director, proposed director or executive officer of the Company, any director or executive officer of any shareholder who holds more than 10% of the voting rights attached to the Shares, any proposed nominee for election as a director of the Company, or any shareholder who holds more than 10% of the voting rights attached to the Shares or any associate or affiliate of any of the foregoing, which has been entered into since January 1, 2020 or in any proposed transaction which, in either case, has materially affected or will materially affect Skeena or any of its subsidiaries.

CORPORATE GOVERNANCE

Skeena is committed to developing positive ESG policies and to incorporating that philosophy into our project development and decision making.

In support of the culture and goals of the company, and to better communicate those as the Company grows, in 2020 Skeena established formal mission, vision, and values statements, which are available on Skeena’s website. During 2020 and 2021, the Company also approved and implemented a suite of comprehensive board level polices which are also available on Skeena’s website. A set of complementary operational level policies were developed for staff and contractors, and are being implemented in order to support the board level policies.

Skeena has established a vision for the Company that includes supporting reconciliation with Indigenous peoples and delivering value and prosperity to Indigenous Nation partners. One of Skeena’s founding principles is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication. As evidence of Skeena’s commitment to reconciliation, on April 8, 2021, Skeena announced that a new conservancy to protect the environment and wildlife of Tahltan territory had been created in an area of northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineralized tenures on the Spectrum property, enabling the Tahltan Central Government, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Position Descriptions

The Board has written position descriptions for the Chair of the Board and the CEO, as can be found on the Corporate Governance section of the Company’s website. The Board will evaluate the need for position descriptions for other committee Chairs and NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared.

Independence of the Directors

A director is ‘independent’ if the director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

The following table describes whether the current and proposed directors are independent and, if not independent, sets out the reasons:

Director or Nominee	Independent	Reason why the Director is not Independent
COLES, Walter Jr.	No	President and CEO of the Company
PARRY, Craig	Yes	-
PUTNAM, Borden R., III	Yes	-
(GILL) KAUR HAYRE, Sukhjit (Suki)	Yes	-
BEARD, Greg	Yes	-

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. However, when consideration of a matter concerns or affects a director, that director recuses themself from the meeting and consideration of the matter so that the independent directors can have an open and candid discussion of, and freely vote on, the matter. The Company’s Code of Ethics can be found on the Corporate Governance section of Skeena’s website.

Other Directorships

The current and proposed directors are also directors of the following other reporting issuers (publicly traded corporations):

Name	Name and Jurisdiction of Reporting Issuer
COLES, Walter Jr.	Gold Bull Resources Corp., British Columbia
PARRY, Craig

IsoEnergy Ltd., British Columbia (only until the shareholder meeting on June 8, 2021 as Mr. Parry is not standing for re-election to the IsoEnergy board of directors)

Surge Copper Corp., British Columbia

Vizsla Silver Corp., British Columbia

Gold Bull Resources Corp., British Columbia

GPM Metals Inc., Ontario

Outback Goldfields Corp.

PUTNAM, Borden R., III	Pacific Ridge Exploration Ltd., British Columbia
(GILL) KAUR HAYRE, Sukhjit (Suki)	None
BEARD, Greg	None

Orientation and Continuing Education

The Board takes the steps set forth below to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once that assessment is complete, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations can range from a review of the Company’s financial statements to various aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for those directors without expertise in the specific subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In 2020 the Company developed and adopted a Code of Business Conduct and Ethics to promote integrity, deter wrongdoing and define the standards and values that the Company expects with its directors, officers, and employees. The Code includes basic principles that should guide individuals and their behaviour. Some of the basic principles defined within the Code are to act in good faith while exercising due care and honesty, to maintain confidentiality, to demonstrate integrity and respectfulness, to refrain from discrimination and intimidation towards any person, to provide full and accurate information and disclosures to the Company shareholders and to use environmental best practices when conducting mining activities in order to protect human health, minimize negative impacts on the ecosystem and to restore and keep disturbed sites to a high environmental standards. The Board sets the standards of business conduct contained in the Code, and updates the standards as appropriate to maintain changes in the legal and regulatory framework, and to stay ahead of industry best practices.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and from voting on such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Company has adopted an Anti-Bribery and Anti-Corruption Policy to emphasize its commitment to respect all laws in every jurisdiction in which it operates. Finally, the Board has established a Whistleblower Policy which establishes procedures for the receipt, retention and treatment of any concerns that may arise due to improper, illegal, unethical and unsafe business practices.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Board recently established a Diversity Policy which includes a commitment to increasing Board gender diversity. The Company recognizes that diversity as it applies to Board or executive appointments is not restricted to gender diversity but includes and is not limited to such characteristics as ethnicity, race, aboriginal or indigenous status and other ethnic distinctions, gender, sexual orientation, religion, physical ability, culture, language, and other factors. Diversity can also extend to geographic background, work experience, socio-economic background and diversity of political opinion. The Company recognizes the importance of having diversity on the Board and in executive roles to ensure that members of the Board and the executive team possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. Specifically, the nomination committee must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position. In addition, if no women are selected from the list of candidates, the Board must be satisfied that there are objective reasons to support this determination. The Board is currently considering establishing concrete targets to emphasize its commitment to increasing board gender diversity. The Board has increased its gender diversity in 2020 as indicated in the following graph:

Compensation

The Company handles compensation matters at the Compensation Committee level including determination of compensation of the Company’s directors and officers. The process of determining the remuneration structure and amount is described elsewhere in this document, under the heading “Compensation Discussion and Analysis.”

The Stock Option Plan and RSU Plans are administered at the Board level with recommendations provided by the Compensation Committee. The Board, in its sole discretion, determines all Options to be granted pursuant to the Stock Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. For more particulars, see “Securities Authorized for Issuance under Equity Compensation Plans” herein. Further discussion of the Stock Option Plan is also presented under “Compensation Discussion and Analysis.” The Compensation Committee Charter may also be found on the Company’s website.

Board Committees other than the Audit Committee

Matters of Corporate Governance and matters of nomination are under the jurisdiction and oversight of the Nomination & Corporate Governance Committee, members of which are Greg Beard (chair) and Borden Putnam, III.

The Board has a Compensation Committee, members of which are Craig Parry (chair) and Suki Gill. Membership of the Committees will be reconstituted following the Annual General Meeting on June 30, 2021.

Assessments

Historically, the Board did not consider that formal assessments of Board effectiveness would be useful at the earlier stages of the Company’s development. The Board is now beginning to formalize a process to begin performing an annual assessment of Board effectiveness. Notably the Board met seven times in 2020, and every meeting of the Board and every meeting of each Committee during the year had 100% attendance by its members.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Audit Committee of the Board to meet certain requirements. It also requires the Company to disclose in this Circular certain information regarding the Audit Committee, which is disclosed below.

Overview

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting and financial reporting processes and audits of financial statements, the integrity of financial statements, compliance with legal and regulatory requirements, the qualification and independence of the external auditor and the performance of the external auditor. It is the objective of the Audit Committee to maintain a free and open means of communication among the members of the Board, the auditor and the financial and senior management of the Company.

To satisfy such purposes and objectives, the Audit Committee is responsible for, among other things:

•	recommending to the Board an external auditor to be elected by the Shareholders at each Annual General Meeting and approving the compensation of such external auditor;

•	overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Company’s financial reporting;

•	pre-approving all non-audit services to be provided to the Company and its subsidiaries by the auditor;

•	reviewing the Company’s annual and interim financial statements, management discussion and analysis (“MD&A”) and certain financially-sensitive press releases before they are submitted for review and approval by the Board and publicly disseminated by the Company; and

•	reviewing and approving the Company’s hiring policies, if applicable, regarding current and former partners and employees of the Company’s current and former auditor.

The Company’s auditor reports directly to the Audit Committee.

The Audit Committee Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The Charter is attached as Schedule “A” to this Circular.

Meeting Frequency

The Audit Committee held four meetings in 2020, with full attendance by each of its members.

Composition of the Audit Committee

The following table sets out the names of the current members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)
(GILL) KAUR HAYRE, Sukhjit (Suki) (chair)	N/A	Yes	Yes
PARRY, Craig	N/A	Yes	Yes
PUTNAM III, Borden	N/A	Yes	Yes

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.

(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education, Associations and Experience

The education, associations, and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member are as follows:

Name of Member	Education & Associations	Experience
GILL, Suki (chair)	Ms. Gill holds a Bachelor of Technology in Accounting and is a member of the Institute of Chartered Professional Accountants of BC.

Ms. Gill is a Partner at Smythe LLP since 2012.

Director, BC Provincial Health Services Authority and Director, BC Emergency Health Services since March 2016; Chair of the Audit Committee; Member of the Finance and Research Committees.

PARRY, Craig	Mr. Parry holds an Honours Degree in Geology and is a Member of the Australian Institute of Mining and Metallurgy.	Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies during the course of which he has reviewed and analysed numerous financial statements.
PUTNAM III, Borden

Mr. Putnam holds a Bachelor’s degree in Geology-Geochemistry from the New Mexico School of Mining and Technology and a M.S. degree in Geology-Geochemistry from the New Mexico School of Mines. He is a Registered Professional Geologist in both California and Wyoming, a Fellow of the Society of Economics Geologists, a member of the SEG International Exchange Lectureship Committee and a member of the American Association of Petroleum Geologists.

Mr. Putnam is a professional geologist with over 41 years of mineral industry experience, with a focus on exploration and asset evaluations in the mineral investment business. Mr. Putnam has held numerous board and committee seats over his career, which included frequent review of financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

As specified in the Audit Committee Charter, the Audit Committee is responsible for pre-approving non-audit services.

External Auditor Service Fees

The following table discloses the fees billed to the Company by its external auditor during the financial years ended December 31, 2020 and December 31, 2019:

Financial Year Ending December 31st	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2019	$39,000	$2,730	Nil	Nil
2020	$76,411	$29,343	Nil	Nil

(1)	The aggregate fees billed for audit services.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column. Includes due diligence assistance, accounting consultations on proposed transactions, internal controls reviews and testing, review and consent to filing the base shelf prospectus and prospectus supplement, and audit or attest services not required by legislation or regulation.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Complaints

The Board has established a ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

Management Contracts

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company.

Other Matters

The Company’s management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Shares represented by the Proxies and VIFs solicited hereby will be voted on such matters in accordance with the recommendations of management.

Registrar and Transfer Agent

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with its office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 4G1.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on its SEDAR profile at www.sedar.com. Financial information for the Company’s financial years ended December 31, 2020 and December 31, 2019 is provided in its comparative financial statements and MD&A, and is also available on the SEDAR website. Financial information for the Company’s 2021 financial quarter ending March 31 is provided in its comparative interim financial statements and MD&A and is also available on the SEDAR website.

To request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

e-mail: info@skeenaresources.com	fax: (+1) 604-558-7695	telephone: (+1) 604-684-8725 (collect calls accepted)
mail: Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3

Board Approval

The Board has approved the contents of this Circular and authorized the Company to deliver it to Shareholders in connection with obtaining the Shareholder Approval.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Skeena Resources Limited (the “Company”). The primary function of the Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.

Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: (a) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (b) review and appraise the performance of the Company’s external auditor; and (c) provide an open avenue of communication among the Company’s external auditor, financial and senior management and the Board.

2.	Composition

2.1	The Committee shall be comprised of three (3) directors, selected by the Board, each of whom shall meet the independence requirements within the meaning of National Instrument 52-110 – Audit Committees, and applicable stock exchange requirements, and further each of whom shall be free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

2.2	Every member of the Committee shall have accounting or related financial management expertise. All members of the Committee must be financially literate. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

2.3	The Board at its first meeting following the annual shareholders’ meeting shall elect the members of the Committee. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

3.	Meetings & Approvals

3.1	The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

3.2	The meetings will take place as the Committee or Chair of the Committee shall determine, upon at least 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee.

3.3	The Committee may ask members of management or others to attend meetings or to provide information as necessary.

3.4	The quorum for the transaction of business at any meeting shall be a majority of the members of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

3.5	Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee present, or by consent resolutions in writing signed by each member of the Committee.

3.6	The Committee shall prepare and maintain minutes of its meetings and periodically report to the Board regarding such matters as are relevant to the Committee’s discharge of its responsibilities and shall report in writing on request of the Chair of the Board.

4.	Responsibilities and Duties

4.1	To fulfil its responsibilities and duties, the Committee shall be responsible for:

(a)	assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

(b)	managing the relationship with the external auditor by:

(i)	recommending to the Board the external auditor to be nominated and the compensation of the external auditor;

(ii)	having the external auditor report directly to the Committee;

(iii)	overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting; and

(iv)	pre-approving non-audit services;

(c)	reviewing with the external auditor and management and recommending to the Board for approval:

(i)	any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document; and

(ii)	the financial disclosure in each Annual Report and Management’s Discussion and Analysis of the Company (“MD&A”) which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

(d)	reviewing with management of the Company and recommending to the Board for approval:

(i)	any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;

(ii)	the financial disclosure in each Quarterly Report and when applicable, MD&A accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement; and

(iii)	the Company’s compliance with legal and regulatory requirements.

(e)	reviewing and pre-approving all press releases containing annual or interim financial information before the Company publicly discloses this information to the public;

(f)	satisfying itself that adequate measures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in (e) above, and must periodically assess the adequacy of those procedures;

(g)	reviewing and approving the hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(h)	reviewing as required and reporting to the Board with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;

(i)	ensuring that no restrictions are placed by management on the scope of the external auditor's review and examination of the Company's accounts;

(j)	ensuring that methods are in place to allow any director, officer, employee or contractor to bring concerns regarding accounting, internal accounting controls or auditing matters to the attention of the Committee and that those who do so are provided protection from any retaliatory action whatsoever. The Chair of the Committee shall be designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;

(k)	reviewing on an annual basis the adequacy of this Charter and recommending appropriate revisions to the Board; and

(l)	meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this Mandate and Charter.

5.	Other Responsibilities

5.1	The Committee shall review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

5.2	The Committee shall review for fairness any proposed related-party transactions and make recommendations to the Board whether any such transactions should be approved.

5.3	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms.

5.4	The Committee may perform other activities related to this Charter, as requested by the Board.

Approved and adopted by the Board on December 9, 2020